ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

September 3, 2014

James McGinnis
(202) 508-4895
james.mcginnis@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Monique Botkin, Esq.

Re: Martin Currie Business Trust (Registration No. 811-08612) — Responses to Comments Regarding Proxy Statement on Schedule 14A

Dear Ms. Botkin:

On Friday, August 22, 2014, the Martin Currie Business Trust (the “Trust” or the “Registrant”) filed a preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) on behalf of its MCBT Global Emerging Markets Fund and MCBT Opportunistic EAFE series.  On Thursday, August 28, 2014, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Preliminary Proxy Statement.  We respectfully submit this comment response letter on behalf of the Trust in response to your comments of August 28th and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.  Capitalized terms not defined herein shall have the same meaning ascribed to them in the Preliminary Proxy Statement.  These responses will be reflected, to the extent applicable, in the definitive filing of the Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) to be made on the date of this letter.

1.                                      Comment:  The Preliminary Proxy Statement refers to Martin Currie, Inc. both as the “Manager” and the “Adviser.”  Please use one defined term for Martin Currie, Inc. throughout the proxy statement.

Response:  Martin Currie, Inc. will be referred to as the “Adviser” throughout the Definitive Proxy Statement.

2.                                      Comment:  The “Introduction” and “Information About the Adviser” sections of the Preliminary Proxy Statement contain the following language: “Effective February 19, 2007, the Manager has agreed to waive its compensation and, to the extent necessary, bear other expenses of the EAFE Fund, through August 31, 2015, to the extent that the annual expenses (including the management fee but excluding brokerage, interest, taxes and deferred organizational and extraordinary expenses) would exceed an annual rate of the Fund’s average daily net assets of 1.25%.”  Please clarify that the Adviser has renewed its expense limitation, on an annual or other basis, several times since 2007, rather than potentially implying that the initial expense limitation agreement had an original term from 2007 through the August 31, 2015 date.

Response:  In response to this comment, the language of the Definitive Proxy Statement will be revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

“~~Effective February 19, 2007, t~~The ~~Manager~~ Adviser has ~~agreed~~ annually approved a renewal of an agreement initially effective February 19, 2007 to waive its compensation and, to the extent necessary, bear other expenses of the EAFE Fund~~, through August 31, 2015,~~ to the extent that the annual expenses (including the management fee but excluding brokerage, interest, taxes and deferred organizational and extraordinary expenses) would exceed an annual rate of the Fund’s average daily net assets of 1.25%.  The most recent renewal of this agreement currently extends the expense limitation through August 31, 2015.”

3.                                      Comment:  In the “Introduction” and “The New Investment Advisory Agreements” sections of the Preliminary Proxy Statement, please change all references to “Advisory Agreements” to “Existing Advisory Agreements” or “New Advisory Agreements,” as applicable.

Response:  The requested changes will be made.

4.                                      Comment:  In the “The New Advisory Agreements” section of the Preliminary Proxy Statement, please include the date through which the fee waiver for the GEMs Fund and the expense limitation for the EAFE Fund will remain in effect.

Response:  In response to this comment, the language of the Definitive Proxy Statement will be revised as follows (new language denoted by underline):

“The fee waiver for the GEMs Fund and expense limitation for the EAFE Fund (as described above) will remain in effect and will not change as a result of the New Advisory Agreements.  As such, following approval of each respective New Advisory Agreement, the fee waiver for the GEMs Fund will remain in effect at least through April 30, 2015, and the expense limitation for the EAFE Fund will remain in effect at least through August 31, 2015.”

5.                                      Comment:  In the “Trustees’ Considerations” section of the Preliminary Proxy Statement, please clarify how the Trustees incorporated their analysis and considerations from the June 2014 renewal of the Existing Advisory Agreements into their considerations regarding the approval of the New Advisory Agreements.

Response:  In response to this comment, the language of the Definitive Proxy Statement will be revised as follows (new language denoted by underline):

“In considering whether to approve the New Advisory Agreements, the Trustees took into account that they had recently approved the annual continuation of all of the Existing Advisory Agreements for the Trust in June 2014.  That approval, on which the Trustees voted at their meeting held in person on June 6, 2014, followed a process during which the Trustees considered a variety of factors, including, for example, the nature and quality of services that the Funds receive, the fees that the Funds pay under the Existing Advisory Agreements, and the Funds’ investment performance, as well as a wide range of other matters that the Trustees considered to have a bearing upon the agreements. Appendix B contains a general description of the Trustees’ deliberations.

Because the fees, terms, and conditions under the New Advisory Agreements are substantially identical to those in the Existing Advisory Agreements and the same investment personnel at the Adviser would continue to provide advisory services to the Funds under the New Advisory Agreements, the Trustees determined that the materials they reviewed and the conclusions they reached in June were directly relevant to their current deliberations with respect to the New Advisory Agreements.”

6.                                      Comment:  Please clarify the usage of the defined term “Firm” in the “The Trustees’ Considerations” section of the Preliminary Proxy Statement.

Response:  In response to this comment, the language of the Definitive Proxy Statement will be revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

“… and its affiliates would have the appropriate resources to provide continuing services to the ~~Firm~~ Trust.”

7.                                      Comment:  Please ensure that the Definitive Proxy Statement complies with Item 22(c)(3) of Schedule 14A, which requires that a proxy statement “[s]tate the names and addresses of all Parents of the investment adviser and show the basis of control of the investment adviser and each Parent by its immediate Parent.”

Response:  The Trust respectfully submits that the language of the Preliminary Proxy Statement adequately addresses Item 22(c)(3) of Schedule 14A.  The “Information About the Adviser” section of the Preliminary Proxy Statement includes the following: “The Adviser is a wholly-owned subsidiary of Martin Currie Limited, 20 Castle Terrace, Edinburgh, Scotland EH1 2ES.  Martin Currie (Holdings) Limited 20 Castle Terrace, Edinburgh, Scotland EH1 2ES is the parent company of the Martin Currie group of companies.”  Martin Currie Limited and Martin Currie (Holdings) Limited are the sole “Parents” of the Adviser as that term is used in Item 22 of Schedule 14A.  As such, the Trust does not intend to include additional language to the Definitive Proxy Statement in response to this comment.

8.                                      Comment:  Please clarify that the “Annual Fee Rate as a Percentage of Average Annual Assets” column of the table in the “Information About the Adviser” section of the Preliminary Proxy Statement relates to the advisory fee paid to the Adviser.

Response:  In response to this comment, the header of the above-referenced column will be changed as follows (new language denoted by underline):

Annual Advisory Fee Rate as a Percentage of Average Annual Assets

9.                                      Comment:  Item 22(a)(3)(iii) of Schedule 14A requires that the Registrant “state prominently in the proxy statement that the [Trust] will furnish, without charge, a copy of the annual report and the most recent semi-annual report succeeding the annual report” to a shareholder upon request unless the proxy statement is accompanied by a copy of the Trust’s most recent annual report. Consider placing in bolded font the following sentence from the “Additional Information About the Trust and the Funds” section of the Preliminary Proxy Statement: “If you would like a hard copy of the annual report and most recent semi-annual report, the Trust will furnish such copies without charge upon request via first-class mail within three business days of such request.”

Response:  The requested change will be made.

10.                               Comment:  Please confirm that the action to be taken in the proxy statement would not, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Funds or their shareholders.  If there are any such additional fees, provide a table as described in Item 22(a)(3)(iv) of Schedule 14A.

Response:  The Trust confirms that the proposed approval of the New Advisory Agreements will not establish a new fee or expense to be borne by the Funds, nor will it increase any existing fee or expense to be paid by the Funds or indirectly by the Funds’ shareholders.  As such, the Trust does not intend to include additional language to the Definitive Proxy Statement in response to this comment.

*     *     *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 202-508-4895 or George B. Raine at 617-951-7556 if you have any questions or require additional information.

Sincerely,

/s/ James D. McGinnis

James D. McGinnis, Esq.

cc:	Nigel Anderson
Paul Evitt
George B. Raine, Esq.